Sun Life Financial reports strong Q3 earnings
of $439 million or 73c a share, up 12% from a year ago

Toronto — October 28, 2004 — Sun Life Financial Inc. (NYSE/TSX: SLF) reported earnings of $439 million for the quarter ended September 30, 2004, up from $394 million for the third quarter of 2003. Earnings per share (EPS) of 73 cents for the quarter were up 12% from 65 cents a year earlier. On a year-to-date basis, operating earnings increased 18% compared to the same period in 2003 and operating return on equity (ROE) increased to 11.9% from 10.3%.

Donald A. Stewart, Chief Executive Officer, said, “I am pleased that many of our operations are making market share gains in businesses we have targeted for growth. Of particular note, in Canada, Group Retirement Services had a 47% market share of pension sales, Sun Life Financial’s “Multipoint” was the #2-selling equity indexed annuity product in the U.S., and in Asia sales were up an impressive 79% on a year-to-date basis. Canada, the U.S., MFS, and Asia all had year-to-date revenue growth. Sun Life Financial’s earnings in the third quarter of 2004 compared favourably with earnings in the same quarter last year and operating earnings for the first nine months of this year were up 18% from a year ago. Our financial performance continues to benefit from good growth in the results of our Canadian operations.”

In addition to business growth in Canada, favourable equity market performance and a reduction in the income tax expense also boosted earnings. However, much of this favourable impact was offset by a strengthening of reserves and the cost of the premium on the early redemption of debentures.

Paul W. Derksen, Executive Vice-President and Chief Financial Officer, said, “Sun Life Financial’s Board of Directors has approved a reorganization plan under which most of the asset management businesses, including U.S. annuities, owned by its wholly owned subsidiary, Sun Life Assurance Company of Canada, will be transferred to a newly-incorporated subsidiary company, effective January 4, 2005.”

He said, “The reorganization, which still requires some regulatory approvals that are expected shortly, will give Sun Life Financial increased flexibility by positioning it to benefit from new capital rules for life insurance holding companies that were recently proposed by the Office of the Superintendent of Financial Institutions, Canada.”

FINANCIAL HIGHLIGHTS:

•	Earnings of $439 million up 11% over third quarter 2003. Year-to-date operating earnings up 18% despite a $32 million negative impact resulting from the strengthening of the Canadian dollar.

•	Increase of 20% in operating EPS for the nine months ended September 30, 2004 compared to the same period in 2003. EPS of 73 cents for the third quarter was up 12% from 65 cents in the third quarter of 2003.

•	In the third quarter of 2004, Sun Life Financial Inc. repurchased approximately 3.4 million common shares under its share purchase program, bringing the total repurchased this year to 5.1 million shares.

•	On a year-to-date basis, ROE increased 110 basis points to 11.4% from 10.3%. Operating ROE rose 160 basis points to 11.9% from 10.3% and would have increased by 190 basis points without the effect of currency.

•	A 17% increase in the earnings from the Canadian operations contributed to the overall rise in earnings this quarter over third quarter 2003. Earnings in Sun Life Financial Canada were up 18% for the first nine months of 2004 compared to the same period in 2003.

•	Sun Life Financial U.S. year-to-date earnings up 49%, in U.S. dollars, compared to the first nine months of 2003.

•	Sun Life Financial will redeem $250 million of debentures in November 2004.

BUSINESS HIGHLIGHTS

Corporate Developments

•	The Boards of Directors of Sun Life Financial Inc. and Sun Life Assurance Company of Canada have approved a reorganization plan under which most of the asset management businesses, including U.S. annuities, currently included in Sun Life Assurance Company of Canada will be transferred, effective January 4, 2005, to a newly incorporated subsidiary of Sun Life Financial Inc. The reorganization will have no impact on policyholder benefits and will not diminish the high quality of service provided to customers. The reorganization will have no immediate impact on earnings.

•	George W. Carmany, III, has been named to the Board of Directors of Sun Life Financial Inc.

Sun Life Financial Canada

•	Individual Insurance and Investments introduced a unique critical illness insurance product providing coverage for childhood diseases affecting children 2 – 19 years of age. Sun Life Financial is a leading player in the Canadian critical illness insurance market, ranking #1 in market share based on policies in force. The individual insurance unit also added a new joint term insurance product to its lineup of products.

•	Mark DeTora appointed Senior Vice President of Individual Insurance and Investments. Mr. DeTora brings extensive experience in the U.S. financial services market as well as specific knowledge of wholesale operations to Sun Life Financial Canada. Mr. DeTora was responsible for Sun Life Financial’s very successful Individual Life operations in the U.S., generating double-digit top-line growth and ROE in excess of 20%.

•	Group Retirement Services (GRS) sales accounted for 58% of pension defined contribution sales, and 47% of total pension sales in Canada for the first half of 2004.

•	GRS won top awards for its advertising and other client communications at the 2004 Life Communicators Association annual conference. Sun Life Financial’s innovative communications help clients communicate more effectively with their own employees.

•	McLean Budden was awarded a large global investment management mandate from Citizens Advisors in the U.S. This brings the total for global mandates awarded to McLean Budden to over $1 billion year-to-date.

Sun Life Financial U.S.

•	Sun Life Financial U.S. introduced “Secured Returns 2 Benefit” within its “Sun Life Financial Masterssm Variable Annuity” product line. This rider provides a principal protection feature in a bear market and offers a unique up-market refund of fees at maturity.

•	Kevin J. Hart appointed President MFS/Sun Life Financial Distributors (MFSLF). Most recently, Mr. Hart served as CEO and President of SunAmerica Financial Network, Inc. Mary M. Fay was appointed Vice President, Annuities. Ms. Fay has held senior positions in the annuity business at Genworth (formerly GE Financial Assurance), Citigroup (Travelers Life and Annuity Company) and The Hartford Financial Services Group.

•	Group net sales improved by $29 million year-to-date due to strong persistency and an 11% increase in gross sales.

•	Sun Life Financial U.S. increased its product offering in New York by offering a universal life product and survivorship universal life product with no-lapse guarantees.

•	This quarter featured a US$591 million Bank Owned Life Insurance (BOLI) deposit.

Sun Life Financial Asia

•	Birla Sun Life Asset Management Company Limited signed an agreement with Alliance Capital Asset Management (India) Private Limited to acquire the rights to manage the Indian mutual fund assets of Alliance Capital Mutual Fund.

•	Sales in Hong Kong in the third quarter, in local currency, were up 44% over the same period last year benefiting from the successful launch of “Bright”, a new universal life product.

•	Sun Life of Canada (Philippines), Inc. signed a memorandum of understanding with Standard Chartered Bank to pursue a bancassurance initiative through a new joint venture.

•	Sales in the India life insurance joint venture continued to be very strong with third quarter 2004 individual life sales in India up 170% in local currency over the third quarter of 2003.

MFS

•	While net flows were negative for the quarter, trends in net sales at MFS have improved substantially quarter to quarter with positive net flows in the institutional and managed annuity product lines in August and September.

•	Based on Lipper data, over two-thirds of retail mutual funds ranked in the top half of their investment categories for performance in the 1 and 3 year periods through September 30, 2004.

•	MFS recently launched the MFS International Diversification Fund, the fifth in a series of diversified asset allocation products that have raised over US$3 billion in assets.

Analyst’s Conference Call:

To listen to the call via live audio webcast and to view the presentation slides, please visit our website and double click the Quarterly Results link from the homepage 10 minutes prior to the start of the presentation. A link to our webcast page, where you can access the webcast and download required software will be provided, along with links-to related information. The webcast and presentation will be archived on our website following the event.

Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2004, the Sun Life Financial group of companies had total assets under management of $355.4 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

Media Relations Contact: Nicholas Thomas Director, Media and Public Relations Tel: 416-979-6070 nicholas.thomas@sunlife.com	Investor Relations Contact: Tom Reid Vice-President, Investor Relations Tel: 416-204-8163 investor.relations@sunlife.com

Management’s Discussion & Analysis for the nine months ended Sept. 30, 2004

EARNINGS AND PROFITABILITY

FINANCIAL SUMMARY
Unaudited

	Quarterly Results					Year to Date

	3Q’04	2Q’04	1Q’04	4Q’03	3Q’03	2004	2003
Revenues ($mm)	5,390	5,551	5,538	5,437	5,282	16,479	16,619

Shareholders’ Net Income ($mm)	439	438	366	206	394	1,243	1,103
Operating Earnings[2]($mm)	439	438	425	417	394	1,302	1,103

Earnings Per Share (EPS) ($)	0.73	0.73	0.61	0.34	0.65	2.07	1.81
Operating EPS[2]($)	0.73	0.73	0.71	0.69	0.65	2.17	1.81

Return on Equity (ROE) (%)	11.9	12.0	10.3	5.9	11.3	11.4	10.3
Operating ROE[2](%)	11.9	12.0	12.0	11.8	11.3	11.9	10.3

Average Shares Outstanding (mm)	598.7	600.7	600.0	601.4	603.3	599.8	610.1
S&P500 Index (daily average)	1,104	1,123	1,132	1,056	1,000	1,120	934

Sun Life Financial Inc. 1 reported earnings of $439 million for the quarter ended September 30, 2004. EPS of 73 cents was up 12% from 65 cents in the third quarter a year ago. Net income increased $45 million or 11% compared to a year ago supported by increases in equity markets compared to market levels in the third quarter of 2003. Earnings for the quarter also included a positive impact due to the resolution of prior years’ tax issues offset by a strengthening of reserves and the cost of the premium on the early redemption of debentures.

On a year-to-date basis, the Company reported earnings of $1.2 billion, up 13% from the first nine months of 2003, while operating earnings2 were $1.3 billion, up 18%, despite the impact of the strengthened Canadian dollar, which reduced earnings by approximately $32 million. This increase in earnings reflected the impact of higher average equity markets, improved credit experience and enhanced spreads as well as the impact on earnings of the aforementioned net contribution from the resolution of tax issues, reserve strengthening and premium on the redemption of debentures. Operating earnings year-to-date exclude a $59 million charge for the settlement announced on March 31, 2004 of administrative proceedings by the Securities and Exchange

1	The “Company” or together with its subsidiaries and joint ventures “Sun Life Financial” or “SLF”.

2	Operating earnings, operating EPS and operating ROE are non-GAAP measures and have no standardized definition under GAAP. They are presented to facilitate the comparison of quarterly and year-to-date earnings and may not be comparable to similar measures presented by other issuers. Operating earnings for the first quarter of 2004 exclude a $59 million charge related to the settlement, on March 31, 2004, of administrative proceedings by the SEC against MFS regarding disclosure of brokerage allocation practices in connection with fund sales. Descriptions of operating earnings and reconciliations of non-GAAP measures in each period are contained in the Management’s Discussion & Analysis (MD&A) for the relevant period. Financial results not specifically referred to as “operating” have been determined in accordance with GAAP. See the Company’s 2003 Annual MD&A for additional information concerning the Company’s use of non-GAAP financial measures.

Commission (SEC) against Massachusetts Financial Services Company (MFS). ROE for the first nine months of the year was 11.4% compared to 10.3% in the same period in 2003, while operating ROE2 increased 160 basis points driven by higher earnings and share buybacks. Operating EPS2 of $2.17 was up 20% from $1.81 in the first nine months of 2003. Including the $59 million charge, shareholders’ net income for the first nine months of 2004 was $1.2 billion and EPS was $2.07.

PERFORMANCE BY BUSINESS GROUP

The Company has six reportable segments: Sun Life Financial Canada, Sun Life Financial U.S., MFS Investment Management, Sun Life Financial Asia, Sun Life Financial U.K. and Corporate Capital. Where appropriate, information on a reportable segment has been presented both in Canadian dollars and the segment’s functional currency to facilitate the analysis of underlying business trends. Additional details of the segments and the purpose and use of the segmented information are outlined in note 5 to the interim consolidated financial statements, which are prepared in accordance with Canadian generally accepted accounting principles.

Sun Life Financial Canada

	Quarterly Results					Year to Date

	3Q’04	2Q’04	1Q’04	4Q’03	3Q’03	2004	2003
Revenues ($mm)	2,081	2,139	2,261	2,265	2,109	6,481	6,371

Net Income ($mm)
Individual Insurance & Investments	121	129	121	124	106	371	295
Group Benefits	66	44	75	57	50	185	176
Group Retirement Services	28	27	23	24	23	78	64
Reinsurance & Other	27	30	26	16	27	83	73

Total	242	230	245	221	206	717	608

ROE (%)	13.4	12.7	13.5	12.4	12.0	13.2	11.8

Certain comparative figures have been restated to conform with the presentation adopted in the second quarter of 2004.

In the third quarter of 2004, Sun Life Financial Canada’s earnings increased 17% over the third quarter of 2003 and 18% on a year-to-date basis due to increased earnings from the investment in CI Fund Management Inc. (CI), improved equity markets and higher earnings in Group Benefits. Year-to-date ROE increased 140 basis points over the same period in 2003.

•	Individual Insurance & Investments (formerly Retail Operations) earnings improved by 14% relative to the third quarter of 2003 due to increased earnings from the investment in CI and improved credit performance.

•	Third quarter earnings for Group Benefits were 32% higher than in the third quarter of 2003 and 50% higher than in the second quarter of 2004. Sun Life Financial continues to invest in customer service initiatives in Group Benefits. The higher costs in the quarter from these initiatives were more than offset by experience improvements in the group life business.

•	Group Retirement Services earnings increased 22% over the third quarter of 2003 due to higher fee income and improved mortality and experience gains. Fee income rose on higher assets under management that increased as a result of strong sales in the first half of 2004 and higher equity market levels.

Sun Life Financial U.S.

	Quarterly Results					Year to Date

	3Q’04	2Q’04	1Q’04	4Q’03	3Q’03	2004	2003
Revenues (US$mm)	1,832	1,807	1,781	1,654	1,622	5,420	5,233
Revenues (C$mm)	2,399	2,453	2,349	2,177	2,239	7,201	7,486

Net Income (US$mm)
Annuities	44	33	62	39	43	139	72
Individual Life	19	33	10	20	21	62	57
Group Life & Health	7	14	2	9	6	23	21

Total (US$mm)	70	80	74	68	70	224	150
Total (C$mm)	92	109	97	89	97	298	214

ROE (%)	9.9	11.2	10.0	9.1	9.6	10.4	6.7

Certain comparative figures have been restated to conform with the presentation adopted in the second quarter of 2004.

The appreciation of the Canadian dollar against the U.S. dollar reduced earnings in Sun Life Financial U.S. by CDN$5 million in the third quarter of 2004 compared to the third quarter of 2003 and by CDN$23 million for the first nine months of 2004.

In U.S. dollars, third quarter 2004 earnings of US$70 million were flat with the third quarter of 2003, while year-to-date earnings increased by 49% or US$74 million from a year ago.

The increase in the year-to-date earnings reflects the impact of improved equity markets, higher spreads on fixed annuities including improved credit experience, and a lower effective tax rate attributable to prior years tax audits. Year-to-date ROE increased to 10.4% from 6.7% for the same period in 2003.

•	Annuities earnings increased $11 million compared to the second quarter of 2004. The second quarter earnings were affected by a net reserve strengthening.

•	Individual Life earnings decreased US$14 million from the second quarter of 2004. The second quarter earnings were favourably impacted by the implementation of a hedging program for universal life contract guarantees.

•	Group Life & Health earnings decreased US$7 million from the second quarter of 2004 mainly due to favourable claims experience in the second quarter, which returned to expected levels in the third quarter.

The Company and its U.S. subsidiaries are cooperating with the SEC and other regulators in their continuing investigations and examinations with respect to various issues, including market timing related issues, directed brokerage and revenue sharing arrangements with distributors and recordkeeping requirements.

MFS Investment Management

	Quarterly Results					Year to Date

	3Q’04	2Q’04	1Q’04	4Q’03	3Q’03	2004	2003
Revenues (US$mm)	316	319	341	325	317	976	881
Revenues (C$mm)	414	434	450	428	437	1,298	1,256

Net Income/(Loss) (US$mm)	32	30	(10)	(123)	36	52	84
Operating Earnings (US$mm)	32	30	35	37	36	97	84

Net Income/(Loss) (C$mm)	42	41	(13)	(162)	49	70	119
Operating Earnings (C$mm)	42	41	46	49	49	129	119

Average Net Assets (US$B)	132	138	144	135	129	138	121
Assets Under Management (US$B)	134	137	142	140	129	134	129
Net New Sales (Redemptions) (US$B)	(2.5)	(5.3)	(1.2)	0.8	(0.8)	(9.0)	3.4
Market Movement (US$B)	(0.9)	0.5	3.1	10.8	2.3	2.7	12.5

S&P 500 Index (daily average)	1,104	1,123	1,132	1,056	1,000	1,120	934

MFS contributed net income of CDN$42 million for the third quarter of 2004. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings for MFS by CDN$2 million in the third quarter of 2004 compared to the third quarter of 2003 and reduced operating earnings by CDN$10 million for the first nine months of 2004.

Sun Life Financial took a charge of US$45 million in the first quarter of 2004 related to the settlement between MFS and the SEC regarding disclosure by MFS of brokerage allocation practices in connection with fund sales. Including this charge, MFS had earnings of US$52 million for the first nine months of 2004. Without this charge, operating earnings were US$97 million, an increase of 15% over the first nine months of 2003.

MFS’ contribution to Sun Life Financial’s earnings in the third quarter of 2004 was US$32 million, down 11% from the third quarter of 2003. Revenues were relatively flat compared to the prior year. However, expenses grew by 4% driven by additional costs for market data and third-party research along with higher legal and compliance costs. Year-to-date growth in operating earnings of 15% to US$97 million compared to the prior year was driven primarily by the equity market recovery in the second half of 2003.

Operating earnings in the third quarter of 2004 increased by 7% compared to the second quarter of 2004. Earnings improved due to reductions in transitional expenses related to management changes and out-of-pocket legal costs incurred in the second quarter. Average assets under management of US$132 billion for the quarter fell by 4% compared to the prior quarter due to a combination of net outflows and negative market activity in the period. Net flows have improved significantly, with net outflows dropping from US$5.3 billion in the second quarter to US$2.5 billion in the third quarter of 2004. In the month of September, net sales were flat, attaining the highest levels since January of 2004.

Sun Life Financial Asia

	Quarterly Results					Year to Date

	3Q’04	2Q’04	1Q’04	4Q’03	3Q’03	2004	2003
Revenues ($mm)	175	154	145	158	144	474	429

Net Income ($mm)	10	10	7	13	11	27	24

ROE (%)	9.3	9.0	6.2	11.5	10.0	8.2	6.9

Revenues in the third quarter of 2004 grew by 30% compared to the third quarter of 2003 on a local currency basis. The 2004 year-to-date individual life sales increased significantly over sales for the first nine months of 2003 with the Philippines up 12%, Hong Kong up 35%, India up 197%, China up 39% and Indonesia up 179%, in local currencies.

Third quarter net income, excluding the effect of the Canadian dollar appreciation, was unchanged from 2003. Improved investment yields in Hong Kong contributed to higher earnings in Sun Life Financial Asia for the first nine months of 2004 over the same period last year. The appreciation in the Canadian dollar during the first nine months of 2004 reduced Sun Life Financial Asia net income by $4 million.

Sun Life Financial U.K.

	Quarterly Results					Year to Date

	3Q’04	2Q’04	1Q’04	4Q’03	3Q’03	2004	2003
Net Income (£mm)	17	17	19	21	28	53	68

Net Income (C$mm)	39	42	47	47	63	128	156

ROE (%)	21.2	18.9	19.1	20.4	27.9	19.6	22.3

The appreciation of the British pound against the Canadian dollar increased earnings in Sun Life Financial U.K. by CDN$3 million in the third quarter of 2004 compared to third quarter of 2003 and by CDN$6 million for the first nine months of 2004.

Sun Life Financial U.K.’s third quarter 2004 earnings decreased by £11 million from third quarter 2003 and year-to-date 2004 earnings decreased by £15 million from year-to-date 2003, primarily due to reduced earnings in the Group Life business. The renewal rights on the existing block of Group Life business were sold in 2003, and the Group Life business will continue to run-off over the next several quarters. In addition, the third quarter 2003 and year-to-date 2003 earnings included the positive impact of the settlement of prior years’ outstanding tax issues with Inland Revenue in the U.K.

Corporate Capital

     Corporate Capital refers to investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups, and the results of the run-off reinsurance business.

	Quarterly Results					Year to Date

	3Q’04	2Q’04	1Q’04	4Q’03	3Q’03	2004	2003
Net Income/(Loss) ($mm)	14	6	(17)	(2)	(32)	3	(18)

Corporate Capital results improved by $46 million in the third quarter compared to the same quarter a year ago and by $21 million year-to-date from the previous year. The third quarter of 2004 included a $93 million positive effect from the resolution of outstanding tax issues that was offset by $80 million of reserve increases and a $12 million cost for a premium on the early redemption of debentures.

The increased earnings on both a quarterly and year-to-date basis reflected improved results in run-off reinsurance. The 2003 year-to-date results included a gain related to the sale of the U.K. group insurance business that was only partially offset by the gain in the second quarter of 2004 on the sale of IQON Financial Services Inc.

ADDITIONAL FINANCIAL DISCLOSURE

Revenue

Third quarter 2004 revenue of $5.4 billion was up $108 million from the third quarter of 2003. Revenues increased, mostly due to growth in the Sun Life Financial U.S. Individual Life and Annuity operations, partly offset by the strengthening of the Canadian dollar against foreign currencies that reduced revenue levels by $148 million when compared to third quarter 2003 exchange rates.

Premium revenue was up $95 million from the third quarter of 2003 with growth in Sun Life Financial U.S. Individual Life and Annuity operations partly offset by a reduction of $96 million due to currency fluctuations.

Investment income of $1.4 billion for the three months ended September 30, 2004 was comparable with the 2003 period. Increased income from stock gains and lower asset provisions was offset by a reduction of $23 million due to currency fluctuations.

Fee income of $699 million in the third quarter of 2004 was $8 million lower than in the third quarter of 2003 with the positive impact of stronger equity markets being more than offset by a decline of $29 million due to the strengthening of the Canadian dollar against foreign currencies.

Total revenue of $16.5 billion for the nine months ended September 30, 2004 was $140 million lower than the $16.6 billion reported in the comparable period in 2003. The decrease was the result of the strengthening of the Canadian dollar against foreign currencies which reduced revenues $674 million compared to 2003 rates. Excluding the effect of currency, all operating business groups except Sun Life Financial U.K. had revenue growth. Sun Life Financial U.K. operations revenues were lower as the result of the run-off of the closed block of Individual Insurance operations and the sale of the Group Insurance operations in 2003.

Assets Under Management

Assets Under Management (AUM) were $355.4 billion at September 30, 2004 compared to $373.0 billion at June 30, 2004 and $348.5 billion at September 30, 2003. The decrease of $17.6 billion between June 30, 2004 and September 30, 2004 was primarily the result of:

     (i) a reduction of $13.8 billion due to fluctuations in currency exchange rates;
     (ii) net redemptions of mutual, managed and segregated funds of $2.9 billion; and
     (iii) a reduction of $1.4 billion due to equity market impacts;
partly offset by business growth in other areas.

AUM increased $6.9 billion between September 30, 2003 and September 30, 2004. The change was primarily the result of market growth of $24.5 billion and other business growth partly offset by:

     (i) currency losses of $12.1 billion; and
     (ii) net redemptions of mutual, managed and segregated funds of $8.3 billion.

Changes in the Balance Sheet and Shareholders’ Equity

Total general fund assets of $111.0 billion at September 30, 2004 were $1.8 billion higher than the December 31, 2003 balance of $109.2 billion mainly due to business growth in the Sun Life Financial Canada Individual Insurance and Investments and the Sun Life Financial U.S. Individual Life and Annuity operations.

Total general fund assets at the end of the third quarter of 2004 were up $386 million from the end of the third quarter of 2003 with business growth in the Sun Life Financial Canada Individual Insurance and Investments and Sun Life Financial U.S. Life and Annuity lines partly offset by a reduction of $2.4 billion due to the effect of the fluctuation in currency exchange rates.

Actuarial and other policyholder liabilities increased $481 million between December 31, 2003 and September 30, 2004 primarily from growth in the Sun Life Financial U.S. operations, partly offset by a reduction of $356 million due to the effect of changes in currency exchange rates.

Actuarial and other policyholder liabilities of $77.8 billion at September 30, 2004 were $0.5 billion lower than at September 30, 2003 largely as the result of the impact of currency fluctuations which reduced liability values by $1.9 billion, partly offset by growth in the U.S. operations Individual Life and Annuity businesses.

Shareholders’ equity increased from $13.9 billion at December 31, 2003 to $14.6 billion at September 30, 2004. Shareholders’ net income, before stock option costs of $11 million, contributed $1,254 million and was partly offset by dividend payments of $384 million and $144 million for the cost of common shares repurchased and cancelled, net of new issues for stock options. The strengthening of the Canadian dollar against foreign currencies decreased shareholders’ equity by $59 million for the first nine months of 2004.

Shareholders’ equity was $14.6 billion at September 30, 2004, down $217 million from June 30, 2004 and up $486 million from September 30, 2003. Third quarter shareholders’ net income, before stock option costs of $4 million, contributed $443 million, partially offset by dividend payments of $132 million. Common shares repurchased and cancelled, net of new issues for stock options, reduced shareholders’ equity by $122 million and the strengthening of the Canadian dollar against foreign currencies reduced shareholders’ equity by $406 million.

At September 30, 2004 Sun Life Financial Inc. had 596,646,259 common shares outstanding and 13,132,146 outstanding stock options.

Cash Flows

	Quarterly Results		Year to Date

($mm)	3Q’04	3Q’03	2004	2003

Cash and cash equivalents, beginning of period	3,630	3,807	3,178	4,156
Cash flows provided by (used in):
Operating activities	671	(67)	2,174	2,184
Financing activities	(225)	(453)	(505)	(910)
Investing activities	(809)	1,033	(1,645)	(965)
Discontinued operations	—	—	—	273
Changes due to fluctuations in exchange rates	(83)	36	(18)	(382)

Increase (Decrease) in cash and cash equivalents	(446)	549	6	200

Cash and cash equivalents, end of period	3,184	4,356	3,184	4,356
Short-term securities, end of period	2,751	1,357	2,751	1,357

Total cash, cash equivalents and short-term securities	5,935	5,713	5,935	5,713

Net cash, cash equivalents and short-term securities at the end of the third quarter of 2004 increased $222 million from the third quarter of 2003.

The third quarter of 2004 had an outflow of $446 million in cash and cash equivalents compared to an increase of $549 million in the third quarter of 2003. Improved flows of $738 million from operations, mostly from lower annuity surrenders and fluctuation of cash flows from other assets and liabilities, were offset by an increase of $1.8 billion in cash flows used in investing due to business growth. Fluctuating currency exchange rates reduced cash flows $83 million in the third quarter of 2004 compared to increasing cash flows by $36 million in the comparable period in 2003.

The first nine months of 2004 had positive cash flows of $6 million compared to $200 million in the first nine months of 2003. A reduction in outflows of $405 million used in financing activities as a result of changes in levels of debt redemption and share repurchases was offset by an increase of $680 million in outflows for investing activities mainly due to investment of cash balances in longer-term assets and no cash flows in 2004 from discontinued operations. Fluctuation in currency exchange rates reduced cash balances by $18 million in 2004 compared to a reduction of $382 million in 2003.

Risk Management

Sun Life Financial has developed a framework to assist in categorizing, monitoring and managing the various risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk and operational risk. Operational risk is a broad category which includes legal and regulatory risks, people risks and systems and processing risks.

Through its ongoing risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management on a monthly basis and to the Risk Review Committee of the Board quarterly. Sun Life Financial’s risk management procedures and risk factors are described in its annual MD&A and Annual Information Form (AIF). Interest rate and equity market sensitivities are disclosed in the MD&A, but change as market levels change, new business is added, or as management actions are taken.

Outlook

The Company’s annual MD&A includes a description and analysis of the key factors and events that could impact future earnings. These factors and events have, for the most part, remained substantially unchanged. While the outlook for the North American economies is not as robust as earlier in the year, GDP in Canada and the U.S. is still expected to grow at 3-4% in 2005 and 2006. Economic growth, a healthy job creation environment, and continued signs of modest inflation are all indicators of a rising interest rate environment. Financial markets in North America continue to build the expectation of increasing interest rates into a steep yield curve. However, the slowing of economic growth due to a sustained price of oil above $50 per barrel or the signaling from the central banks in Canada and the U.S. that the cycle of interest rate tightening has ended, could portend an extended period of lower interest rates. Should interest rates rise at a steady 100 to 200 basis points over the next 18-24 months, the Company would benefit, particularly in the U.S. fixed annuity and universal life businesses. Conversely, if interest rates were to decline, the Company’s exposure would be limited by actions taken to mitigate the risk of lower interest rates.

The Boards of Directors of the Company and its wholly owned subsidiary, Sun Life Assurance Company of Canada (Sun Life Assurance) both have approved a reorganization plan under which most of Sun Life Assurance’s asset management businesses in Canada and the U.S., including its U.S. Annuities business will be transferred to a newly-incorporated subsidiary of the Company, effective January 4, 2005. Under the reorganization, Sun Life Assurance will transfer its shares of CI, McLean Budden Limited, MFS Investments and its other U.S. subsidiaries to this new subsidiary.  After the reorganization, the operations remaining in Sun Life Assurance will consist primarily of the life, health and annuities businesses in Sun Life Financial Canada, most of the life and health businesses of Sun Life Financial U.S. and all of the operations of Sun Life Financial U.K. and Sun Life Financial Asia. The reorganization will not impact the existing rights and benefits of policyholders. The reorganization will allow Sun Life Financial Inc. to optimize its capital structure by positioning it to benefit from the new capital rules for life insurance holding companies recently proposed by the Office of the Superintendent of Financial Institutions (OSFI) in Canada. The reorganization is subject to final approval from certain of the Company’s regulators which are expected to be received by January 4, 2005.

Regulatory Matters

Regulators are investigating certain compensation arrangements and other business practices between insurance companies and brokers. The Company is reviewing its commission and other business practices involving brokers in Canada and the U.S. In addition, the company is not aware of any instances where it has engaged in market distorting activities and the Company and its subsidiaries have not received any subpoenas with respect to these matters.

In connection with an industry-wide review of trading practices in the Canadian mutual fund industry, Sun Life Financial’s 34 per cent owned affiliate, CI has received a notice from the Ontario Securities Commission of potential enforcement proceedings as a result of CI permitting frequent trading to occur in certain accounts. The outcome of this matter and its financial impact on the Company is not yet determinable.

The Company and its U.S. subsidiaries are cooperating with the SEC and other regulators in their continuing investigations and examinations with respect to various issues, including market timing and late trading of mutual funds and variable insurance products, directed brokerage, revenue sharing and other arrangements with distributors and recordkeeping requirements. Additional information concerning these and related matters is provided in Note 8 to the Company’s interim consolidated financial statements for the period ended September 30, 2004, in the Business Developments, Financial Performance Overview and MFS Investment Management sections in the Company’s 2003 MD&A and in the Overview and Risk Factors-Investigations into U.S. Investment Industry sections of the Company’s 2003 Renewal AIF. Copies of these documents are available at www.sedar.com.

Forward-Looking Statements

Some of the statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Company. These statements are not historical facts but instead represent only the Company’s expectations, estimates and projections regarding future events.

Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of the Company may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in the Company’s 2003 Renewal AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and the annual and interim financial statements and accompanying notes. These documents are available for review at www.sedar.com.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: external factors, including changes in equity market performance, interest rates, currency exchange rates and government regulations; the amount and composition of assets under management; the management of product pricing; mortality and morbidity rates; expense management; the maintenance of spreads between credited rates and investment returns; surrender and lapse rates; the management of market and credit risks; the management of risks inherent in products with guaranteed benefit options; and the results of regulatory investigations into the practices of the mutual fund, insurance, annuity and financial product distribution industries in the United States, including private legal proceedings and class actions that have been commenced or threatened in connection with these practices. The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, except as required by law.